Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED APRIL 16, 2008 TO PROSPECTUS DATED JUNE 29, 2007

MARCH 2008 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	March 2008	Year to Date	03/31/08	03/31/08

Series A	2.29%	17.34%	$50,054,134	$1,744.21

Series B	1.95%	22.44%	$42,458,547	$2,173.02

*	All performance is reported net of fees and expenses

Fund results for March 2008:

World bond markets remained volatile in March as the credit and liquidity crisis reached heightened levels in the United States. Bonds rallied as falling retail sales and durable goods orders signaled a breakdown in U.S. consumer strength. Meanwhile, a deteriorating labor market, declining construction spending (falling the most since 1944), and a 16-year low in consumer confidence added to concerns. The Bund finished lower as the European Community Bank (“ECB”) left rates unchanged, signaling no plan to cut rates despite the Euro’s surge against the U.S. dollar. The consumer price index accelerated to 3.3%, a 14-year high, and wages rose more than forecast, keeping the battle against inflation at the forefront of ECB monetary policy. Japanese bonds rallied to 4-year highs as a 5 year low in consumer confidence and weak wages resulted in a neutral BOJ policy stance. Long positions in this market sector resulted in a gain.

The Dollar’s historic decline accelerated against most world currencies in March with the collapse of one of America’s largest investment banks. The Euro (+4%) and Swiss (+4.5%) surged amid stronger than expected manufacturing, exports, wage growth, and employment figures throughout the region. The Japanese Yen posted a 3.9% advance as machinery orders came in at 7-year highs on expectations that regional demand would insulate the world’s 2nd largest economy from U.S. weakness. Commodity-based currencies underperformed as widespread profit taking limited gains in Australia (-1.9%), Brazil (-3.7%), Canada (-3.8%), and South Africa (-5.2%). Long positions in the currencies markets resulted in a relatively large gain.

Grain futures continued to trade at historic prices and historic volatility in March. Speculative money flow into and out of the markets continued to dominate price action. The mid-month U.S. credit crisis peak caused significant reductions in portfolio manager’s commodity allocations, which led to heavy losses in wheat and the soy complex. The soybean market finished 22% lower, while meal and oil lost 15.6% and 25.2%, respectively. On the fundamental side, analysts have begun increasing their estimates for 2008 U.S. planted acres. These events led the Fund’s long positions to an overall loss for this sector.

World energy markets moved aggressively higher in the first half of March amid declining inventories and ongoing geopolitical uncertainty. Financial market uncertainty escalated to a peak, prompting the Fed to respond with rate cuts of 100 bps, thereby diminishing the value of the U.S. Dollar and inflating commodity prices. Crude oil rose to a record high of $109.71 per barrel, up 8.2% on the month, before selling off to finish unchanged. Heating oil posted record highs once again, advancing 12% during the first half of the month, as inventories declined sharply amid disappointing capacity utilization. However, values settled only 4.6% higher on the month as longer term demand expectations waned. Long positions produced gains in the energy sector.

Gold opened the month with gains of over 4%, adding to record highs well above $1000 per ounce. The market found support from U.S. Dollar weakness associated with U.S. financial market instability and rising inflation in the form of record oil prices. However, the market reversed to finish 5.9% lower as the collapse of Bear Stearns led to widespread liquidation throughout the commodity sector. Silver also reversed, posting a decline of 13.1%. London lead and zinc finished 16.5% and 15.7% lower, respectively, on the global commodity sell off. Aluminum (-3.2%) and Nickel (-4.6%) also lost ground. Long positions in the metals sector resulted in a relatively large loss.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a significant influence on this month’s overall positive performance.

For the month of March 2008, Series A gained 2.29%, while Series B gained 1.95%, net of all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
MARCH 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended March 31, 2008)

STATEMENT OF INCOME

March 2008

Investment income, interest	$111,851

Expenses
Management fee	78,141
Ongoing offering expenses	42,238
Operating expenses	6,336
Selling Commissions	168,953
Other expenses	791
Incentive fee	336,045
Brokerage commissions	117,796
Total expenses	750,300

Net investment gain (loss)	(638,449)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	7,726,573
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(5,968,396)
Net gain(loss) on investments	1,758,177

Net increase(decrease) in net assets from operations	$1,119,728

STATEMENT OF CHANGES IN NET ASSET VALUE

March 2008

Net assets, beginning of period	$64,945,502

Net increase in net assets from operations	1,119,728
Capital share transactions
Issuance of shares	426,527
Redemption of shares	(16,437,622)

Net increase(decrease) in net assets from capital share transactions	(16,011,095)
Net increase(decrease) in net assets	(14,891,367)

Net assets, end of period	$50,054,135

NAV Per Unit, end of period	$1,744.21

QUADRIGA SUPERFUND, L.P. — SERIES B
MARCH 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended March 31, 2008)

STATEMENT OF INCOME

March 2008

Investment income, interest	$56,359

Expenses
Management fee	66,232
Ongoing offering expenses	35,801
Operating expenses	5,370
Selling Commissions	143,205
Other expenses	235
Incentive fee	252,150
Brokerage commissions	171,758
Total expenses	674,751

Net investment gain(loss)	(618,392)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	5,398,709
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(3,967,652)
Net gain(loss) on investments	1,431,057

Net increase(decrease) in net assets from operations	$812,665

STATEMENT OF CHANGE IN NET ASSET VALUE

March 2008

Net assets, beginning of period	$32,626,499

Net increase(decrease) in net assets from operations	812,665
Capital share transactions
Issuance of shares	10,007,384
Redemption of shares	(988,001)

Net increase (decrease) in net assets from capital share transactions	9,019,383
Net increase(decrease) in net assets	9,832,048

Net assets, end of period	$42,458,547

NAV Per Unit, end of period	$2,173.02

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.